Dechert LLP 1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax Stephen Cohen Partner stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

December 8, 2025

VIA EDGAR

Ashley Vroman-Lee
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re: RBC Funds Trust (the “Trust” or “Registrant”)
File Nos.: 333-111986; 811-21475

Dear Ms. Vroman-Lee:

We are writing in response to comments provided telephonically to Ari Abramovitz and Cindy Wu on November 25, 2025, with respect to Post-Effective Amendment No. 175 to the Trust’s registration statement filed on Form N-1A on October 14, 2025, under the Securities Act of 1933, as amended (“Securities Act”), and Amendment No. 175 under the Investment Company Act of 1940, as amended (“1940 Act”). The filing was made to register Class R6 shares of the RBC BlueBay High Yield Bond Fund (the “Fund”), an existing series of the Trust. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s registration statement.

Comment 1.

We note that the Fund has net operating expense of 49 basis points while the management fee is 55 basis points. Please supplementally explain whether the other share classes are paying the same net management fees and if not, please explain how this does not constitute impermissible differential management fee waiver under Rule 18f-3. Please address the considerations raised in the staff statement titled “Differential Advisor Fee Waiver” dated February 2023.

Response 1. The Trust confirms that the net management fees paid by each share class will be the same.

Comment 2.	The Fund includes Sovereign Debt Risk, Emerging Markets Risk, and European Union Risk as principal risks. Please include corresponding

December 8, 2025 Page 2

strategy in the principal investment strategies section for these risks if they are considered principal investment strategies of the Fund.

Response 2. The Trust will include corresponding disclosures in the principal investment strategies section regarding investments in the European Union. The Trust confirms that investing in sovereign debt and emerging markets are not considered principal investment strategies of the Fund. Accordingly, the disclosure has been revised to remove Sovereign Debt Risk and Emerging Markets Risk as principal risks of the Fund.

Comment 3.	Please include risk disclosure for using ESG as disclosed in the principal investment strategies section.

Response 3. The consideration and integration of ESG factors is part of the Adviser’s investment process for managing the Fund and is not a principal investment strategy of the Fund. In contrast to funds where it may be appropriate to include ESG risk as a principal risk, the Fund does not seek to invest a certain percentage of their assets in companies that meet ESG goals. Accordingly, the Trust does not believe that adding ESG Risk as a principal risk disclosure is appropriate.

Comment 4.

On page 23, it is disclosed that “[i]n addition to the principal investment risks described above, the Fund will generally be subject to the following additional, non-principal risks.” If ESG Strategy Risk is a non-principal risk, please disclose as a non-principal risk and remove its reference from the principal investment strategies section.

Response 4. Please see response to Comment 3.

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December 8, 2025 Page 3

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3304. Thank you.

Sincerely, /s/ Stephen T. Cohen Stephen T. Cohen